UNITOR

- *Continued improvement in EBITDA from previous year*
- *Restructuring expenses and write-offs of MNOK 46*
- *Net interest bearing debt down to MNOK 372 from MNOK 434 in 3Q*

82-3020

4Q 2002

Performance

EBITDA has grown from MNOK 5 to MNOK 43 since last year, adjusted for write-offs of MNOK 46. In order to meet the requirements of new accounting standards in 2003 the company has carried out an in-depth analysis of the balance sheet at year-end because of the gap between market capitalization and book equity of Unitor.
The decision was made to write down MNOK 31 in goodwill related to the 1993 acquisition of Dobsons because of declining product sales and insufficient profitability. The facility in Sittensen, Germany was written down by MNOK 11. The remaining book value of goodwill is MNOK 22. Other restructuring expenses totalled MNOK 4.

The net cash flow hedge contributed positively with MNOK 29.

Strong focus on the balance sheet is still paying off. Net interest bearing debt (NIBD) was further reduced to MNOK 372 compared to MNOK 434 in the previous quarter and a peak of MNOK 791 in 1Q 2001. NIBD has been reduced from MNOK 663 to MNOK 327 during 2002 where MNOK 164 is related to a weaker USD.

Cash flow from operations contributed MNOK 92 in the fourth quarter.

Net investments are kept low, totalling MNOK 20 in the fourth quarter compared to MNOK 45 in the same period 2001. A very solid equity ratio of 51,7% and the reduced debt puts Unitor in a good position to further grow the business.

The company notes that there is still little trading of the Unitor share. The five largest shareholders control 87.7% of the shares; the 20 largest control 95.6%.

Unitor Ships Service (USS)

Toward the end of the year, signs of recovery in some shipping segments were overshadowed by the prospect of war in the Middle-East, causing uncertainty. This feeling continues to dominate the shipping business.

Unitor was awarded a two-year supply agreement by the leading Norwegian marine purchasing associating, INCENTRA a/l. The agreement calls for delivery of products to INCENTRA's 30 members operating 389 vessels and offshore rigs, with a further 32 vessels under construction.

The Unitor Refrigerant Recovery Package was launched. It comprises a complete set of approved equipment for efficient and effective onboard recovery, recharging and re-use of refrigerants. The equipment meets new and stringent US EPA and EU requirements on carrying out refrigeration repairs.

A worldwide freight agreement was entered into with DHL Danzas. The agreement is part of Unitor's strategy to optimise its supply chain and is expected to increase delivery precision and decrease total freight costs.

Realisation of the full e-commerce "Ship to Cash" cycle came a step closer to reality on 2 December, when Unitor was the first in the industry to send an electronic invoice to a customer. At the end of January 2003, 480 vessels were trading through MTS, compared with 373 two months earlier. Transaction volume from these vessels averages 30 – 35 transactions per day.

Unitor Ships Equipment (USE)

Marine Contracting's production unit for insulation panels has been sucessfully moved from Korea to China and is now fully operational in new facilities in Shanghai. New Szczecin Shipyard in Poland began work to regain building projects lost by Szczecin Shipyard following financial problems. Unitor initiated a drive to regain orders lost as a result of these problems.

An improvement in ship contracting was observed in Eastern Europe and the Far East, while Western Europe continued to experience low order intake and order reserves. As a consequence, Unitor Ships Equipment will continue to strengthen its presence in Eastern Europe and the Far East.

The shipbuilding market in total is expected to continue to be healthy in the coming months. A continued high level of shipbuilding activity will positively impact Unitor Ships Equipment in the form of equipment orders.

Plan for Improvement

Unitor's challenges are to reverse the decline in revenue and improve margin. The Board of Directors has approved the following plan to be implemented in Q1 2003:

- Strengthen the Business Unit organisation by giving them full commercial and technical responsibility for their respective product areas, including procurement and logistics.
- Move Unitor Ships Equipment logistics operations closer to its main markets in E. Europe and the Far East in order to improve operational efficiency and source more from low cost countries
- Streamline Head Office functions to reduce administrative costs
- Increase focus on sourcing to reduce cost and currency exposure

Estimated restructuring expenses to be booked in Q1 2003 are MNOK 18. Full yearly savings are expected to be MNOK 35.

Key ratios		2002 4 q.	2001 4 q.	2002 3 q.	2002 2 q.	2002 1 q.
Operating revenues	MNOK	530	604	556	570	572
EBITDA	MNOK	43	5	57	53	44
EBIT	MNOK	23	(17)	33	33	20
EBT	MNOK	(33)	(28)	25	15	12
EPS	NOK	(1,30)	(1,43)	0,91	0,51	0,42
Cashflow from operations	NOK	92	98	83	174	10
Operating margin	%	(1,1)	(3,5)	2,2	3,5	3,0
EBITDA margin	%	8,2	0,8	10,2	9,4	7,7
EBT/Sales	%	(6,2)	(4,6)	4,7	2,6	2,1
Return on capital employed (ROCE)*	%	(1,8)	(5,0)	3,2	5,7	4,1
Return on equity (ROE) *	%	(12,0)	(13,0)	8,3	4,7	3,8
Average sale pr. order	NOK	8 632	9 560	8 759	8 902	9 430
Number of orders	Number	42 846	44 409	44 612	46 183	43 543
Number of employees	Number	1 251	1 253	1 243	1 236	1 252

* Annualised
Definitions: EBITDA = {Ordinary operating result**+ Ordinary depreciation + Net currency hedge}
**Ordinary operating result is corrected for accruals and write downs from restructuring and discontinued activity

Contact persons: Jarle Roth, CEO, phone +47 91 79 29 85 Ole Martin Raine, CFO, phone +47 91 70 58 51

SALES BY PRODUCT GROUP
UNITOR SHIPS SERVICE DIVISION
Total MNOK 1.734 (MNOK 1.942)
( ) = 2001 figures


Kjemi-Service
128 (116) 7%
Misc.
35 (33) 2%
Chemicals
514 (565)
30%
Maint. &
Repair
412 (534)
24%
Refrigeration
248 (302) 14%
Safety
397 (392)
22%

SALES BY PRODUCT GROUP
UNITOR SHIPS EQUIPMENT DIVISION
Totalt MNOK 494 (MNOK 511)
( ) = 2001 figures


Unitor Fi-Fi
33 (15) 7%
Misc.
0 (1)
0%
Chemicals
1 (2) 0%
Marine
Contracting
143 (131)
29%
Safety
246 (226)
50%
Maint. &
Repair
46 (56) 9%
Refigeration
25 (42) 5%

Profit and loss statement

MNOK	2002 YTD	2001 YTD	2002 4 q	2001 4 q
Operating revenues	**2 228**	**2 453**	**530**	**604**
Cost of goods sold	1 227	1 348	295	366
Wages and social benefits	444	465	116	119
Other operating costs	419	463	103	118
Ordinary depreciation	93	91	22	22
Restructuring cost and Write downs	53	0	46	0
Operating result	**(8)**	**86**	**(52)**	**(21)**
Net interest costs	13	37	2	2
Net other financial (gain)/loss	(41)	4	(21)	5
Net financial costs	**(28)**	**41**	**(19)**	**7**
Earnings before tax	**20**	**45**	**(33)**	**(28)**
Estimated taxes	10	23	(7)	0
Net profit	**10**	**22**	**(26)**	**(28)**

Balance sheet

MNOK	2002 YTD	2002 3 q	2001 YTD
Intangibles	231	249	256
Other long term assets	401	421	482
Inventories	443	418	463
Accounts receivable	434	497	574
Other short term receivables	38	49	108
Cash and bank deposits	68	84	144
Total assets	**1 615**	**1 718**	**2 027**
Total paid-in equity	599	599	599
Other equity	236	269	240
Total equity	**835**	**868**	**839**
Long term interest bearing liabilities	440	518	807
Other long term liabilities	1	4	10
Short term interest bearing liabilities	0	0	0
Other short term liabilities	339	328	371
Total liabilities	**780**	**850**	**1 188**
Total equity and liabilities	**1 615**	**1 718**	**2 027**

Analysis of cashflow

MNOK	2002 YTD	2001 YTD	2002 4 q	2001 4 q
Net change in cash from operation	359	163	92	98
Net change in cash from investments	(58)	(59)	(20)	(45)
Net change in cash from financing	(377)	(49)	(88)	(11)
Net change in cash	**(76)**	**55**	**(16)**	**42**
Cash position 01.01	144	89	84	102
Cash position 31.12	**68**	**144**	**68**	**144**

Equity

	Paid-in equity	Other equity	Total Equity
Equity per 31.12.00	599	241	840
Net profit		**22**	**22**
Currency exchange differences		(23)	(23)
Equity per 31.12.01	599	240	839
Net profit		**10**	**10**
Currency exchange differences		(14)	(14)
Equity per 31.12.02	599	236	835

The Financial Statements are presented in accordance with the Accounting Act and Norwegian Generally Accepted Accounting Principles.
No changes in principles from Annual Report 2001.

UNITOR®

UNITOR ASA
www.unitor.com

Mail: P.O. Box 300 Skøyen, N-0213 Oslo, Norway
Office: Drammensvn. 211, N-0281 Oslo, Norway

Tel: +47 22 13 14 15
Fax: +47 22 13 45 00